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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

AUG 27 2009

Washington DC
121

SEC FILE NUMBER
8- 30097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2008___ AND ENDING ___June 30, 2009___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Portsmouth Financial Services

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    625 Market Street, 7th Floor

(No. and Street)

    San Francisco, California 94105

OFFICIAL USE ONLY
FIRM I.D. NO.

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Dennis P. Collins   (415) 543-8500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    K. H. Wm. Krueger, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

    591 Redwood Highway, Suite 5295, Mill Valley, California 94941

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>Walton M. Logan</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Portsmouth Financial Services</u>, as of <u>June 30</u>, 20<u>09</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

<u>Chairman</u>
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

K H Wm Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 26, 2009

Board of Directors
Portsmouth Financial Services
San Francisco, California

REPORT OF INDEPENDENT AUDITOR

I have audited the accompanying Balance Sheet of Portsmouth Financial Services, as of June 30, 2009, and related statements of operations, changes in shareholders' equity, and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Portsmouth Financial Services. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portsmouth Financial Services as of June 30, 2009, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules appearing on pages 9 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such Schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

CASH	$210 704
DEPOSIT - PERSHING & CO.	50 000
COMMISSIONS RECEIVABLE	342 069
PREPAID EXPENSES AND OTHER ASSETS	40 318
INCOME TAXES	6 908
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $47,926	29 874
	$679 873

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$173 218
DEFERRED INCOME TAXES		2 946
ACCRUED EXPENSES		115 110
TOTAL LIABILITIES		291 274
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 100,000 shares - voting		
100,000 shares - non-voting		
Issued and outstanding 64,211 voting shares	$67 369	
Paid in capital	36 964	
Retained earnings	284 266	388 599
		$679 873

See notes to financial statements

-2-

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

REVENUES:

Commissions and Fees		$3 443 151
Investment Income		30 646
Other Income		18 456
		3 492 253

EXPENSES:

Commissions	$1 301 101	
Officers salaries and commissions	550 824	
Employee compensation and benefits	478 086	
Operating expenses	462 114	
Trading Costs	458 156	
Rent	189 188	3 439 969

INCOME BEFORE INCOME TAXES	52 284
INCOME TAX	13 000
NET INCOME	$ 39 284

See notes to financial statements

-3-

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2008	$67 369	$36 964	$244 982	$349 315
NET INCOME			39 284	39 284
BALANCE AT JUNE 30, 2009	$67 369	$36 964	$284 266	$388 599

See notes to financial statements

-4-

PORTSMOUTH FINANCIAL SERVICES

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2009

CASH FLOW FROM OPERATING ACTIVITIES:

Net income from operations	$ 39 284
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	9 960
Changes in assets and liabilities:	
Commissions receivable	7 133
Prepaid expenses and other assets	18 503
Federal and state income taxes	(8 992)
Salaries and commissions	(76 956)
Accrued expenses	66 688
NET CASH PROVIDED BY OPERATING ACTIVITIES	55 620
NET INCREASE IN CASH	55 620
CASH AND CASH EQUIVALENTS, beginning of year	155 084
CASH AND CASH EQUIVALENTS, end of year	$210 704
INCOME TAXES PAID	$ 13 000

See notes to financial statements

-5-

PORTSMOUTH FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker/dealer engaged in the sale of securities, and is a registered investment advisor. Substantially all revenue is generated from clients in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement date basis. The Company has entered into contracts with Pershing & Co., Inc. who agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions.

The Company does have receivables and payables from and to brokers and funds as a result of sales commissions earned on security and mutual fund transactions.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of five years.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Treasury bills and notes, with less than one year to maturity at time of purchase, are carried at cost.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2009.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company not made contributions to the Plan this year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated as costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2009.

NOTE B - DEPOSIT

The Company has deposited $50,000 with Pershing and Co. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company not made contributions to the Plan this year.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

NOTE D - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2009 the Company's only significant concentration of credit risk was with their checking accounts at a commercial bank. The Company balances on any day may exceed the insured amount by a material amount.

NOTE E - CAPITAL REQUIREMENTS

The Corporation is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $50,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2009 the Corporation had net capital of $199,413 and aggregate indebtedness of approximately $291,000, a ratio of 1.4 to 1.00.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE G - LEASES

The Corporation leases its offices under a non-cancelable operating lease expiring in 2013. Minimum rental payments for the next four years are as follows:

Year	Amount
2010	180 000
2011	185 000
2012	189 000
2013	194 000

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2009

COMPUTATION OF NET CAPITAL

Stockholders' equity		$388 599

NON ALLOWABLE ASSETS:

Receivables from non-broker dealers	$109 689	
Prepaid expenses and other assets	47 226	
Furniture and other equipment	29 874	
Total non-allowable assets		(186 789)

HAIRCUTS ON SECURITIES:

Money market account	2 397	
		(2 397)

NET CAPITAL		$199 413

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$291 274
Ratio of Aggregate Indebtedness to Net Capital		1.44 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 19 419
Minimum Dollar Net Capital Requirement		$ 50 000
Net Capital Requirement (greater of above two amounts)		$ 50 000
Excess Net Capital		$149 413

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2009

There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part I(a), as of June 30, 2009.

PORTSMOUTH FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2009

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Pershing & Co. on a fully disclosed basis.

-

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

August 26, 2009

Board of Directors
Portsmouth Financial Services
San Francisco, California

In planning and performing my audit of the financial statements of Portsmouth Financial Services for the year ended June 30, 2009 on which I issued my report dated August 26, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant

PORTSMOUTH FINANCIAL SERVICES

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2009

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT